December 20, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lauren Hamill

Tim Buchmiller

Re:	Syros Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-267888

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Syros Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-267888), so that it may become effective at 4:00 p.m., Eastern Time, on December 22, 2022, or as soon as practicable thereafter.

Very truly yours,

SYROS PHARMACEUTICALS, INC.

By:	/s/ Gerald E. Quirk
Name:	Gerald E. Quirk
Title:	Chief Legal Officer